UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006

Commission File Number: 000-29916

AMERICAN BONANZA GOLD CORP.
(Translation of registrant's name into English)

Suite 305 - 675 West Hastings Street,
Vancouver, B.C. Canada V6B 1N2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

The purpose of this 6-K submission is to furnish the United States Securities and Exchange Commission with documents previously filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (“SEDAR”).

Exhibits

99.1	Press Release dated June 2, 2006

99.2	Press Release dated June 26, 2006

99.3	Press Release dated July 6, 2006

99.4	Press Release dated July 19, 2006

99.5	Press Release dated July 31, 2006

99.6	Press Release dated August 9, 2006

99.7	Material Document - Agency Agreement June 13, 2006

99.8	Material Change Report June 13, 2006

99.9	Report of Voting Results June 13, 2006

99.10	Financial Statements for the Quarter ended June 30, 2006

99.11	Management Discussion and Analysis for the Quarter ended June 30, 2006

99.12	Form 52-109F2 Certification of Interim Filings - CEO

99.13	Form 52-109F2 Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Bonanza Gold Corp.
(Registrant)

Date: August 17, 2006	By:	/s/ Giulio T. Bonifacio
Giulio T. Bonifacio

	Title:	Executive VP & CFO